1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

January 23, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Lauren Hamilton

Re:	UBS Series Funds (“Registrant”)

Response to additional comments on the Information Statement/Prospectus (the “Information Statement/Prospectus”) and statement of additional information (“SAI”) filed on Form N-14 on December 18, 2023 and Pre-Effective Amendment No. 1 on Form N-14 on January 22, 2024 (Securities Act File No. 333-276127)

Dear Ms. Hamilton:

This letter responds to additional comments on the Information Statement/Prospectus and SAI with respect to the proposed reorganizations as shown below that the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided in a telephonic discussion with Lauren Hamilton and Stephen T. Cohen and Patricia A. Leeson of Dechert LLP on January 23, 2024.

Acquired Funds (each, an “Acquired Fund”)	Acquiring Funds (each, an “Acquiring Fund”)
UBS Select Prime Series II Institutional Fund	UBS Select Prime Institutional Fund
UBS Select Prime Series II Preferred Fund	UBS Select Prime Preferred Fund

On behalf of the Registrant, your comment and our response thereto are provided below. All defined terms in this letter have the same meaning as in the Information Statement/Prospectus and SAI, except as defined herein.

1.

Comment: Please supplementally explain the discrepancy between the post-effective number referenced in the auditor’s consent (Post-Effective Amendment No. 71) and the post-effective number (Post-Effective Amendment No. 70) included on the cover page of the post-effective amendment incorporated by reference in the hyperlink (the “Hyperlinked Filing”).

Response:    As discussed, there was a scrivener’s error on the cover page of the Hyperlinked Filing. In particular, the Hyperlinked Filing referenced pre-effective amendment No. 71 instead of updating the post-effective amendment from No. 70 to No. 71. As a result, the correct post-effective amendment number that should have been included on the cover page of the Hyperlinked Filing is No. 71 and the post-effective amendment referenced in the auditor’s consent is correct. All filings made before and after the Hyperlinked Filing are correctly sequenced. As a reference, here is the link of the post-effective amendment No. 70 immediately preceding the Hyperlinked Filing,

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001060517/000119312522232973/d270096d485bpos.htm , and here is a link of the post-effective amendment No.  72 immediately following the Hyperlinked Filing,

https://www.sec.gov/Archives/edgar/data/1060517/000119312523247319/d518058d485apos.htm .

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

Stephen H. Bier – Dechert LLP

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